February 21, 2014

Mr. Lawrence Greene

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	ACP Funds Trust Preliminary Proxy Statement (1940 Act Registration Number 811-21324)

ACP Strategic Opportunities Fund II LLLC Definitive Proxy Statement (1940 Act Registration Number 811-21031)

Dear Mr. Greene:

Please find our responses below to your comments provided to us on February 10, 2014 with respect to the Preliminary Proxy Statement, Exhibits thereto and form of Proxy (the “Preliminary Proxy Soliciting Materials”) for ACP Funds Trust and ACP Strategic Opportunities Fund II LLC (the “Master Fund and, together, the “Funds”). The Funds’ Preliminary Proxy Soliciting Materials were filed with the U.S. Securities and Exchange Commission on January 31, 2014 pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934.

1. Staff Comment: Please confirm that the Fund’s performance-based advisory fee is in conformity with Section 205 of the Investment Advisers Act of 1940.

Response: Under Rule 205-3(a) of the Investment Advisers Act of 1940, Section 205(a)(1) of the Act will not prohibit an investment adviser from charging a performance based fee to “qualified clients”. All of the investors in the Funds are “qualified clients” based on specific representations they make in the subscription documents.

2. Staff Comment: State how the “returns” for the Fund are determined for purposes of calculating the performance-based advisory fee.

Response: The Management Fee Adjustment is determined in accordance with the Master Fund’s rolling twelve month return. If the Master Fund’s rolling twelve month performance is 6.00% of the Fund’s capital account or greater (which includes realized and unrealized appreciation and income with respect to the underlying portfolio), the fee is 1.50%. If the Master Fund’s rolling twelve month performance drops below 6.00%, the management fee adjusts to 1.00%.

3. Staff Comment: Why is the “feeder” fund (ACP Funds Trust) party to the Investment Management Agreement? Does ACP Funds Trust pay an advisory fee?

Response: ACP Funds Trust has its own Investment Management Agreement among ACP Funds Trust, Barlow Investment Partners and Ascendant Capital Partners. ACP Funds Trust does not pay an advisory fee directly pursuant to its Investment Management Agreement; rather ACP Funds Trust bears an allocable portion of the advisory fee paid by the Master Fund (ACP Strategic Opportunities Fund II LLC). The “feeder fund” is not party to the Master Fund’s Investment Management Agreement.

4. Staff Comment: State whether advisory fees under the new Investment Management Agreement are the same as under the current Investment Management Agreement.

Response: The advisory fee rate, including the performance-based fee, payable under the new Investment Management Agreement is the same advisory fee rate payable under the current Investment Management Agreement.

5. Staff Comment: In the third paragraph under the heading “New Investment Management Agreement” state the advisory fee payable under the new Investment Management Agreement.

Response: The Fund has made the requested revisions.

6. Staff Comment: While the split in advisory fees between the Advisor and Sub-Advisor is based on net revenues, please state that the advisory fee payable by the Master Fund’s shareholders is based on net assets.

Response: The Fund has made the requested disclosures.

7. Staff comment: State supplementally whether “net revenues” excludes all of the fees stated.

Response: Yes, “net revenues” excludes all sales commissions, platform fees, fee rebates and selling fees.

8. Staff Comment: Under the heading, “Duties and Obligations” state whether Barlow Partners will select any of the Fund’s investments.

Response: The Fund had made the requested disclosures.

9. Staff Comment: Please state what will happen if the Fund’s Portfolio Manager resigns.

Response: The Fund has made the requested disclosures.

10. Staff Comment: Explain what will happen if Ascendant Capital Partners and Barlow resign as the Fund’s advisor and sub-advisor. Disclose risk to the Fund if the adviser/sub-adviser resigns.

Response: In the event that Ascendant Capital Partners and/or Barlow resigns, the Fund’s Board will exercise its obligations by selecting another investment advisor for the Fund, or considering other appropriate actions in the interests of shareholders. The Fund’s Board may seek to retain another investment adviser as soon as possible so as to minimize any risk to shareholders in continuity of portfolio management, or may elect to dissolve the Fund in exercise of its fiduciary duty and in accordance with applicable law.

2

11. Staff Comment: Under the heading “Board Consideration – New Investment Management Agreement” state the parties to the Investment Management Agreement.

Response: The Fund has made the requested disclosures.

12. Staff Comment: Under the heading “Additional Information” remove the word “concerned”

Response: The Fund has made the requested change.

13. Staff Comment: Under the heading “Shareholder Proposals” state whether shareholders can present proposals for consideration at the shareholders’ meeting.

Response: The Fund has made the requested disclosures.

Please note that in responding to the above-referenced comments:

•	The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also understand that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in its review of our filing or in response to your comments on our filing.

Sincerely,

/s/ Gino Malaspina

3